                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549



                                   FORM 11-K

        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


                     For the year ended December 31, 1999



                        Commission File Number 1-13565



                             GroupMAC SAVINGS PLAN
                           (Full title of the plan)



                        ENCOMPASS SERVICES CORPORATION
                         3 GREENWAY PLAZA, SUITE 2000
                             HOUSTON, TEXAS 77046
                (Name of issuer of securities held pursuant to
            the plan and address of its principal executive office)

                             GROUPMAC SAVINGS PLAN


                       Financial Statements and Schedule

                               December 31, 1999

                          (With Independent Auditors'
                                Report Thereon)

                               TABLE OF CONTENTS

                                                                    PAGE

Independent Auditors' Report                                           1

Statement of Net Assets Available for Plan Benefits                    2

Statement of Changes in Net Assets Available for Plan Benefits         3

Notes to Financial Statements                                          4

Schedule of Assets Held for Investment Purposes at End of Year         9

Signature                                                             10

Exhibit 23.1--Consent of KPMG LLP, Independent Auditors              I-1


Schedules not listed above are omitted because of the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT



To the Compensation Committee of the
Board of Directors of
Encompass Services Corporation:

We have audited the accompanying statement of net assets available for plan benefits of the GroupMAC Savings Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and the changes in net assets available for Plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
Houston, Texas
June 16, 2000

                             GROUPMAC SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1999

Assets:
 Pooled separate accounts                         $ 76,682,981
 Guaranteed income fund                             16,734,756
 Common stock                                        1,789,639
 Self-directed accounts                              2,383,557
 Participant loans receivable                        2,302,087
                                                  ------------
      Total investments                             99,893,020

 Receivables:
   Employer's contributions                          1,390,648
   Participants' contributions                         305,207
                                                  ------------
      Total receivables                              1,695,855
                                                  ------------
      Total assets                                 101,588,875

Liabilities:
 Excess contributions refundable                         4,071
                                                  ------------
      Net assets available for plan benefits      $101,584,804
                                                  ============


                See accompanying notes to financial statements.

                             GROUPMAC SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1999

Additions to net assets attributed to:
 Investment income:
   Net realized and unrealized appreciation
     in fair value of investments                $ 15,117,147
   Interest                                           424,229
                                                 ------------
      Total investment income                      15,541,376

 Contributions:
   Employer's                                       4,099,763
   Participants'                                    7,298,261
   Rollovers                                        1,702,024
                                                 ------------
      Total contributions                          13,100,048

 Transferred assets                                74,434,276
 Loan principal transferred                         1,717,704
                                                 ------------
      Total assets transferred                     76,151,980

      Total additions                             104,793,404
                                                 ------------
Deductions from net assets attributed to:
 Benefits paid to participants                      3,134,204
 Administrative expenses                               74,396
                                                 ------------
      Total deductions                              3,208,600
                                                 ------------
      Net increase in net assets available
        for plan benefits                         101,584,804

Net assets available for plan benefits:
 Beginning of year                                          -
                                                 ------------
 End of year                                     $101,584,804
                                                 ============

                See accompanying notes to financial statements.

                             GROUPMAC SAVINGS PLAN

                         Notes to Financial Statements

                               December 31, 1999


(1)  DESCRIPTION OF PLAN

   The following description of the GroupMAC Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

   (A)  GENERAL

       Encompass Services Corporation (formerly known as Group Maintenance America Corp.) (the Company) adopted the GroupMAC Savings Plan on January 1, 1999. The Plan is a defined contribution plan for which contributions may be made by the Company and participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Several of the Company's subsidiaries previously maintained other qualified profit sharing and 401(k) plans. Some of these plans were merged into the Plan during 1999.

   (B)  ELIGIBILITY

       All hourly and salaried active employees over the age of 18 are eligible to participate in the Plan after 90 days of service, or one year for employees not regularly scheduled to work at least 30 hours per week. The Plan does not allow for labor union members to participate unless their collective bargaining agreement (or contract) provides for coverage under this Plan. Active employees employed at January 1, 1999 are eligible with no age or service requirements.

   (C)  CONTRIBUTIONS

       Participants of the Plan may contribute, on a tax-deferred basis, up to 15% of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code ($10,000 per participant in 1999). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match varies for each participating subsidiary (refer to the Plan document for more complete information). The Company may make discretionary profit sharing contributions to the Plan in amounts determined by the Company, amounts may vary based on each participating subsidiary.

   (D)  PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching and discretionary contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   (E)  VESTING

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after completing one year of service, as defined in the Plan document. Additionally, participants will fully vest upon reaching the normal retirement age, or becoming permanently disabled.

                             GROUPMAC SAVINGS PLAN

                               December 31, 1999

   (F)  INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may direct contributions into various investment options offered by the Plan. The Plan currently offers 11 pooled separate accounts, a Guaranteed Income fund, Encompass Services Corporation common stock, and CIGNA Direct, a self-directed brokerage account. Participants may change their investment options at any time.

   (G)  PARTICIPANT LOANS RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of (a) $50,000 minus the highest outstanding balance of their total Plan loans during the past 12 months, or (b) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable fund. Loans are due in five years or up to 15 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable and fair rate based on the prevailing rates charged by reputable financial institutions. Principal and interest are paid at least quarterly.

   (H)  PAYMENT OF BENEFITS

       On termination of service due to death, disability or retirement, a participant or his or her beneficiary may elect to receive their vested interest in his or her account by (a) a lump-sum in cash or stock of the Company if applicable, (b) a rollover to another qualified distributee, or (c) a combination of the above. Upon determination of financial hardship, as defined by the Plan document, participants may withdraw the vested amount of their contributions and the employer matching and discretionary contributions subject to certain restrictions.

   (I)  FORFEITED ACCOUNTS

       At December 31, 1999, forfeited nonvested accounts totaled $62,018. Of this amount $49,295 was used by the Company to pay Plan expenses, and $12,723 was used to reduce 1999 employer contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (A)  USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of changes in Plan net assets during the reporting period. Actual results could differ from those estimates.

                             GROUPMAC SAVINGS PLAN

                               December 31, 1999


   (B) INVESTMENTS VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   (C) PAYMENT OF BENEFITS

       Benefits are recorded when paid.

(3)  INVESTMENTS

   In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
   3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements.

As of December 31, 1999, the following investments were in excess of 5% of net assets available for plan benefits:

CIGNA Charter Guaranteed Income Fund                     $16,734,756
INVESCO Dynamics Account                                  18,074,903
Janus Worldwide Fund                                      15,666,625
CIGNA Charter Large Company Stock -
 Growth Fund                                              23,628,203
CIGNA Charter Growth & Income Fund                        11,405,634

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $15,117,147 as follows:

Pooled separate accounts                                 $15,375,576
Common stock                                                (437,142)
Self-directed accounts                                       178,713
                                                         -----------
                                                         $15,117,147
                                                         ===========

                             GROUPMAC SAVINGS PLAN

                               December 31, 1999


(4)  INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Guaranteed Income fund is classified as unallocated insurance contracts, not a guaranteed investment contract. This fund is considered a Declared Rate Fund and offers a full guarantee of principal and interest. Interest rates are declared in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). CIGNA's Guaranteed Income funds do not have maturity dates or penalties for early withdrawals. CIGNA values the Guaranteed Income fund at contract value, which best approximates fair market value.

(5)  TAX STATUS

   The Plan has not received a tax determination letter from the Internal Revenue Service. The Plan will file for a tax determination letter on or before October 15, 2000. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)  RELATED PARTY TRANSACTIONS

   The Plan engages in transactions involving the acquisition or disposition of units of participation in funds managed by CG Trust Company, the trustee of the Plan (the Trustee). Therefore, these transactions qualify as parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

(7)  PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to receive payment of their vested account balances.

(8)  PROHIBITED TRANSACTION

   During the year ended December 31, 1999, the Company remitted participant contributions to the Trustee over a time period that exceeded 15 business days past the end of the month in which the contributions were withheld. The Company is in the process of taking corrective measures with the Department of Labor and the Internal Revenue Service regarding these oversights.

                             GROUPMAC SAVINGS PLAN

                               December 31, 1999


(9)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                   DECEMBER 31,
                                                                       1999
                                                               -----------------
Net assets available for plan benefits per
 the financial statements                                          $101,584,804
Accrued benefit payments                                                 (5,539)
                                                                   ------------
    Net assets available for plan benefits
     per the Form 5500                                             $101,579,265
                                                                   ============

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1999
                                                               -----------------
Benefits paid to participants per the financial
 statements                                                        $  3,134,204
Accrued benefit payments, end of year                                     5,539
                                                                   ------------
    Benefits paid to participants per the
     Form 5500                                                     $  3,139,743
                                                                   ============

                                                                        SCHEDULE

                             GROUPMAC SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

IDENTITY OF ISSUE, BORROWER,                                                                                       CURRENT
LESSOR OR SIMILAR PARTY                                      DESCRIPTION OF INVESTMENT                              VALUE
---------------------------------          ----------------------------------------------------------       ------------------
* Connecticut General Life Insurance          CIGNA Charter Balance Fund                                           $ 4,636,010
* Connecticut General Life Insurance          CIGNA Charter Guaranteed Income Fund                                  16,734,756
* Connecticut General Life Insurance          CIGNA Charter High Yield Bond                                            574,498
* Connecticut General Life Insurance          INVESCO Dynamics Account                                              18,074,903
* Connecticut General Life Insurance          Janus Worldwide Fund                                                  15,666,625
* Connecticut General Life Insurance          CIGNA Lifetime 20                                                        615,766
* Connecticut General Life Insurance          CIGNA Lifetime 30                                                        869,429
* Connecticut General Life Insurance          CIGNA Lifetime 40                                                        550,163
* Connecticut General Life Insurance          CIGNA Lifetime 50                                                        451,825
* Connecticut General Life Insurance          CIGNA Lifetime 60                                                        209,925
* Connecticut General Life Insurance          CIGNA Charter Large Company Stock - Growth Fund                       23,628,203
* Connecticut General Life Insurance          CIGNA Charter Growth & Income Fund                                    11,405,634
* CIGNA Financial Services                    CIGNA Direct                                                           2,383,557
National Financial Services Corp.             Encompass Services Corporation common stock                            1,789,639
* Participants                                Outstanding loans (bearing interest rates between
                                              7.0% to 11.0%)                                                         2,302,087
                                                                                                                   -----------
                                                                                                                   $99,893,020
                                                                                                                   ===========

*   Indicates party-in-interest transaction.

See accompanying independent auditors' report.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors, the administrator of the GroupMAC Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                GroupMAC SAVINGS PLAN



                                By: /S/ VINCENT W. EADES
                                  -------------------------
                                  Name:   Vincent W. Eades
                                  Title:  Chairman, Compensation Committee

Date: June 28, 2000